Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

December 8, 2023

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Energy and Transportation
100 F Street, N.E.
Washington, DC 20549

Re:	Revelstone Capital Acquisition Corp. Amendment No. 4 to Registration Statement on Form S-4 Filed December 7, 2023 File No. 333-274049

Attention: Jenifer Gallagher, Robert Babula, Michael Purcell and Laura Nicholson

On behalf of our client, Revelstone Capital Acquisition Corp., a Delaware company (“Revelstone” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 4 to Registration Statement on Form S-4 (the “S-4”) filed on December 7, 2023 contained in the Staff’s letter dated December 8, 2023 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 5 to the S-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 4 to Registration Statement on Form S-4

Certain Set Jet Projected Financial Information, page 104

1. We note your response to prior comment 2 and reissue it in part. Please tell us whether the information regarding historical and projected Adjusted EBITDA (Loss) was used or relied upon by the Revelstone board of directors in determining to approve the business combination. In addition, we note your response states that Marshall Stevens confirmed that information regarding the projected (but not historical) Adjusted EBITDA (Loss) measure was used in making their fairness determination. Please revise your disclosure to reinstate your Adjusted EBITDA (Loss) disclosure in this section consistent with Item 1015(b)(6) of Regulation M-A, which requires disclosure of the bases for, and methods of, arriving at findings and recommendations in reports, opinions or appraisals.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 105-106 and page 108. In addition, the Company confirms that the information regarding the projected (but not historical) Adjusted EBITDA (Loss) was used or relied upon by the Revelstone board of directors in determining to approve the business combination.

Certain Set Jet Relationships and Related Party Transactions, page 185

2. We note your revised disclosure in response to prior comment 3 states that the aircraft subject to the Reynolds Select Service Agreement is also subject to the Maine Aviation Charter Agreement, pursuant to which Set Jet is contracted to Maine Aviation to arrange Federal Aviation Regulation Party 135 charter transportation services to Set Jet for a monthly annual fee of $55,000, among other costs noted therein. However, the Maine Aviation Charter Agreement filed as Exhibit 10.44 provides for a monthly fee of $32,000. Please advise or revise. Additionally, please revise your disclosure to clarify your references to “monthly annual fee” with respect to the Maine Aviation Charter Agreement and the Scottsdale Jet Charter Agreement..

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 185-186.

Please contact Alex Weniger-Araujo at (212) 407-4063 or myself at (212) 407-4043 with any questions.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel

cc: Alex Weniger-Araujo